Filed pursuant to Rule 433

under the Securities Act of 1933

Registration Statement No. 333-147784

Issuer Free Writing Prospectus,

dated as of December 4, 2007

PRICING SUPPLEMENT

Dated December 4, 2007 to

the Preliminary Prospectus Supplement

of Hologic, Inc.

Dated December 3, 2007

Hologic, Inc.

$1,500,000,000

in aggregate original principal amount of

2.00% Convertible Senior Notes due 2037

This pricing supplement relates only to the securities described below and supplements and should be read together with the preliminary prospectus supplement, dated December 3, 2007 and the accompanying prospectus (including the documents incorporated by reference in the accompanying prospectus) relating to these securities.

Issuer:	Hologic, Inc. (NASDAQ: HOLX) (the “Company”)

Issue:	2.00% Convertible Senior Notes due 2037

Aggregate Original Principal Amount Offered:	$1,500,000,000

Over-allotment Option:	$225,000,000

Offering Price:	100.0% of the original principal amount of notes plus accrued interest, if any, from the Settlement Date

Interest; Accretion:	2.00% per annum, accruing from the Settlement Date through December 15, 2013; principal accretion at 2.00% per annum thereafter

Interest Payment Dates:	June 15 and December 15 of each year, beginning June 15, 2008 and ending on December 15, 2013

Contingent Interest:

Beginning with the six-month interest period commencing December 15, 2013, if the average trading price of the notes during the five trading days ending on the second trading day immediately preceding the first day of the applicable six month interest period equals or exceeds 120% of the accreted principal amount of the notes, the Company will pay contingent interest of 0.40% of such trading price

Maturity:	December 15, 2037

NASDAQ closing price for Common Stock on December 4, 2007:	$61.75

Conversion Premium:	Approximately 25.0% over NASDAQ closing price on December 4, 2007

Conversion Price:	Approximately $77.1875 per share of common stock, subject to adjustment

Conversion Rate:	12.9555 shares of common stock per $1,000 in original principal amount of notes, subject to adjustment

Optional Redemption:

Beginning December 18, 2013, the Company may redeem any or all of the outstanding notes in cash at a redemption price equal to 100% of the accreted principal amount of the notes being redeemed, plus accrued and unpaid interest, if any

Optional Put by the Holders:

Each holder of notes will have the right to require the Company to repurchase in cash all or part of such holder’s notes on December 13, 2013, December 15, 2017, December 15, 2022, December 15, 2027 and December 15, 2032, provided such holder has properly delivered and not withdrawn a written repurchase notice with respect to such notes, at a repurchase price equal to 100% of the accreted principal amount of the notes being repurchased, plus accrued and unpaid interest, if any

Fundamental Change Repurchase Right:

If a “fundamental change” occurs at any time, each holder of notes will have the right, at its option, to require the Company to repurchase in cash all of such holder’s notes, or any portion of the original principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, on a date (the “fundamental change repurchase date”) of the Company’s choosing that is not less than 20 nor more than 35 days after the date of the “fundamental change repurchase right notice,” at a repurchase price equal to 100% of the accreted principal amount of the notes to be repurchased plus accrued and unpaid interest, if any

Ranking:

The notes will be our senior unsecured obligations and will rank equally with all of our existing and future senior debt and senior to all of our subordinated debt. The notes will be structurally subordinated to all existing and future liabilities of our subsidiaries and will be effectively subordinated to our existing and future secured indebtedness to the extent of the value of the collateral. As of September 30, 2007, pro forma for our merger with Cytyc Corporation, the related financings, this offering and the anticipated application of the net proceeds of this offering, we had approximately $2.39 billion in outstanding indebtedness, approximately $895 million of which was secured indebtedness, and the aggregate amount of liabilities of our subsidiaries was approximately $2.13 billion including indebtedness of our subsidiaries, indebtedness guaranteed by our subsidiaries, deferred income tax liabilities, accrued expenses and trade and other payables, but excluding intercompany liabilities. If the underwriters exercise their option to purchase additional notes in full, we estimate that both our secured indebtedness and the liabilities of our subsidiaries will be reduced by approximately $221 million.

Use of Proceeds:

We estimate that the net proceeds to us from this offering, after deducting the underwriters’ discounts and estimated offering expenses payable by us of approximately $33.5 million, will be approximately $1.47 billion (or approximately $1.69 billion if the underwriters exercise their option to purchase additional notes in full).

We intend to use the net proceeds from this offering to repay the principal outstanding under our 18 month senior secured capital markets term loan facility, which we refer to as the “Term Loan X” and the principal outstanding under our senior secured tranche B2 term loan facility, which we refer to as the “Term Loan B2.” All excess net proceeds resulting from the offering will be used in full, to repay, pro rata, a portion of our senior secured $600 million tranche A term loan facility and our $250 million tranche B1 term loan facility, which we refer to as the Term Loan A and the Term Loan B1, respectively.

As adjusted supplemental pro forma ratio of earnings to fixed charges for the twelve months ended September 29, 2007:

2.5x, reflecting the adjustment of our supplemental pro forma ratio of earnings to fixed charges to reflect the issuance of $1.5 billion principal face amount of the notes and related interest expense thereunder and the application of the net proceeds from this offering to reduce the principal amount outstanding and related interest expense under our existing credit facility. The as adjusted supplemental pro forma information excludes an estimated charge related to the additional interest expense expected to be incurred in connection with the write-off of the capitalized deferred financing costs related to the amounts outstanding under the Company’s October 22, 2007 credit facility that are expected to be repaid with proceeds from this offering.

Sole Bookrunner:	Goldman, Sachs & Co.

Joint Lead Managers:	Banc of America Securities LLC

Citigroup Global Markets Inc.

Co-Managers:	J.P. Morgan Securities Inc.

RBC Capital Markets Corporation

Raymond James & Associates, Inc.

Leerink Swann LLC

Needham & Company, LLC

Soleil Securities Corporation

Stephens Inc.

Trade Date:	December 4, 2007

Settlement Date:	December 10, 2007

Listing:	None

CUSIP / ISIN:	436440 AA9 / US436440AA93

Comparable Yield:	The Company has determined that the comparable yield for the notes is 9.125%, compounded semi-annually.

Adjustment to conversion rate upon a make-whole fundamental change:

The following table sets forth the hypothetical stock prices and the number of additional shares by which the conversion rate for the notes will be increased per $1,000 in original principal amount of notes in the event of a make-whole fundamental change:

	Stock Price
Make-Whole Reference Date	$61.75	$62.00	$63.00	$65.00	$67.50	$70.00	$72.50	$75.00	$80.00	$90.00	$100.00	$125.00	$150.00	$200.00	$350.00
December 4, 2007	3.2388	3.2170	3.1129	2.9185	2.6992	2.5029	2.3267	2.1681	1.8954	1.4845	1.1962	0.7672	0.5419	0.3172	0.0832
December 15, 2008	3.2374	3.2086	3.0969	2.8890	2.6553	2.4472	2.2612	2.0946	1.8104	1.3889	1.0998	0.6850	0.4777	0.2804	0.0838
December 15, 2009	3.1557	3.1251	3.0062	2.7858	2.5392	2.3206	2.1265	1.9538	1.6623	1.2390	0.9576	0.5735	0.3938	0.2316	0.0779
December 15, 2010	3.0845	3.0510	2.9211	2.6809	2.4139	2.1791	1.9722	1.7898	1.4858	1.0577	0.7858	0.4418	0.2967	0.1745	0.0574
December 15, 2011	3.0288	2.9908	2.8438	2.5732	2.2744	2.0142	1.7876	1.5901	1.2680	0.8354	0.5810	0.2981	0.1980	0.1204	0.0414
December 15, 2012	2.9840	2.9378	2.7596	2.4330	2.0757	1.7691	1.5071	1.2841	0.9353	0.5135	0.3070	0.1387	0.0972	0.0634	0.0230
December 15, 2013	3.2388	3.1735	2.9175	2.4291	1.8593	1.3302	0.8376	0.3778	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and make-whole reference dates may not be set forth in the table above, in which case:

•

If the stock price is between two stock price amounts in the table or the make-whole reference date is between two make-whole reference dates in the table, the number of additional shares by which the conversion rate for the notes will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $350.00 per share, subject to adjustment, no adjustments will be made in the conversion rate for the notes.

•	If the stock price is less than $61.75 per share, subject to adjustment, no adjustments will be made in the conversion rate for the notes.

Notwithstanding the foregoing, in no event will the conversion rate of the notes exceed 16.1943 shares per $1,000 in original principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “— Conversion Rate Adjustments.”

Accreted Principal for the Notes:	The following table sets forth the accreted principal amounts for the notes as of the specified dates during the period from December 15, 2013 through the maturity date:

Date	Accreted Principal
December 15, 2013	$1,000.00
June 15, 2014	$1,010.00
December 15, 2014	$1,020.10
June 15, 2015	$1,030.30
December 15, 2015	$1,040.60
June 15, 2016	$1,051.01
December 15, 2016	$1,061.52
June 15, 2017	$1,072.14
December 15, 2017	$1,082.86
June 15, 2018	$1,093.69
December 15, 2018	$1,104.62
June 15, 2019	$1,115.67
December 15, 2019	$1,126.83
June 15, 2020	$1,138.09
December 15, 2020	$1,149.47
June 15, 2021	$1,160.97
December 15, 2021	$1,172.58
June 15, 2022	$1,184.30
December 15, 2022	$1,196.15
June 15, 2023	$1,208.11
December 15, 2023	$1,220.19
June 15, 2024	$1,232.39
December 15, 2024	$1,244.72
June 15, 2025	$1,257.16
December 15, 2025	$1,269.73
June 15, 2026	$1,282.43
December 15, 2026	$1,295.26
June 15, 2027	$1,308.21
December 15, 2027	$1,321.29
June 15, 2028	$1,334.50
December 15, 2028	$1,347.85
June 15, 2029	$1,361.33
December 15, 2029	$1,374.94
June 15, 2030	$1,388.69
December 15, 2030	$1,402.58
June 15, 2031	$1,416.60
December 15, 2031	$1,430.77
June 15, 2032	$1,445.08
December 15, 2032	$1,459.53
June 15, 2033	$1,474.12
December 15, 2033	$1,488.86
June 15, 2034	$1,503.75
December 15, 2034	$1,518.79
June 15, 2035	$1,533.98
December 15, 2035	$1,549.32
June 15, 2036	$1,564.81
December 15, 2036	$1,580.46
June 15, 2037	$1,596.26
December 15, 2037	$1,612.23

The accreted principal amount of a note between the dates listed above will include an amount reflecting the additional principal accretion that has accrued as of such date since the immediately preceding date in the table.

The Company has filed a registration statement (including a prospectus dated as of December 3, 2007 and a preliminary prospectus supplement dated as of December 3, 2007) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and the other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Goldman, Sachs & Co. by calling toll-free 866-471-2526.

This communication should be read in conjunction with the preliminary prospectus supplement dated as of December 3, 2007 and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in the preliminary prospectus supplement and the accompanying prospectus.